Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF FEBRUARY 10, 2020 DATE, TIME AND PLACE: On February 10, 2020, at 5 p.m., at Av. Brigadeiro Faria Lima, 3500, 4º andar, in São Paulo, State of São Paulo. CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen. QUORUM: The majority of the elected members, with the participation of Board members as permitted by item 6.7.1. of the Corporate Bylaws. RESOLUTIONS UNANIMOUSLY MADE: Once the meeting started, the Board members examined the financial statements for 2019, which had received: (i) a recommendation for approval as recorded in the Summary of the Audit Committee Report; (ii) a favorable opinion from the Fiscal Council; (iii) an unqualified report from the Independent Auditors; and (iv) a declaration from the Executive Board, agreeing with the opinions in the report of the Independent Auditors, with the financial statements and with the management discussion and analysis report for the operation. After due consideration, the members concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, SEC – U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange (both in the U.S.). Following their examination of the financial statements for the fiscal year ended December 31, 2019, the Board members resolved, ad referendum of the General Stockholders’ Meeting and based on subitem 6.8, IX and X of the Corporate Bylaws, to declare earnings to stockholders that will be paid on March 7, 2019 based on the final stockholding position recorded on February 20, 2020: a) additional dividends in the amount of R$ 0.4832 per share; and b) interest on capital in the amount of R$ 0.5235 per share, with the retention of 15% related to withholding income tax, resulting in net interest of R$ 0.444975 per share, except for the corporate stockholders that are able to prove that they are immune or exempt. They also approved the payment of the interest on capital declared by the Board of Directors on November 28, 2019, in the amount of R$ 0.37560 per share (net amount of R$ 0,031926 per share) on March 6, 2020. The individualized credit of this interest was recorded in the books on Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF FEBRUARY 10, 2020 DATE, TIME AND PLACE: On February 10, 2020, at 5 p.m., at Av. Brigadeiro Faria Lima, 3500, 4º andar, in São Paulo, State of São Paulo. CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen. QUORUM: The majority of the elected members, with the participation of Board members as permitted by item 6.7.1. of the Corporate Bylaws. RESOLUTIONS UNANIMOUSLY MADE: Once the meeting started, the Board members examined the financial statements for 2019, which had received: (i) a recommendation for approval as recorded in the Summary of the Audit Committee Report; (ii) a favorable opinion from the Fiscal Council; (iii) an unqualified report from the Independent Auditors; and (iv) a declaration from the Executive Board, agreeing with the opinions in the report of the Independent Auditors, with the financial statements and with the management discussion and analysis report for the operation. After due consideration, the members concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, SEC – U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange (both in the U.S.). Following their examination of the financial statements for the fiscal year ended December 31, 2019, the Board members resolved, ad referendum of the General Stockholders’ Meeting and based on subitem 6.8, IX and X of the Corporate Bylaws, to declare earnings to stockholders that will be paid on March 7, 2019 based on the final stockholding position recorded on February 20, 2020: a) additional dividends in the amount of R$ 0.4832 per share; and b) interest on capital in the amount of R$ 0.5235 per share, with the retention of 15% related to withholding income tax, resulting in net interest of R$ 0.444975 per share, except for the corporate stockholders that are able to prove that they are immune or exempt. They also approved the payment of the interest on capital declared by the Board of Directors on November 28, 2019, in the amount of R$ 0.37560 per share (net amount of R$ 0,031926 per share) on March 6, 2020. The individualized credit of this interest was recorded in the books on

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF FEBRUARY 10, 2020 – 5 P.M. page 2 December 19, 2019 based on the final stockholding position of December 12, 2019, as it has already been announced. It is hereby recorded the resignation of Officer Tom Gouvêa Gerth who left the Bank on December 31, 2019. It is also recorded that the other positions of the Executive Board remained unchanged. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), February 10, 2020. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Ana Lúcia de Mattos Barreto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Board members. ALEXSANDRO BROEDEL Group Executive Finance Director and Head Investor Relations Officer MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF FEBRUARY 10, 2020 – 5 P.M. page 2 December 19, 2019 based on the final stockholding position of December 12, 2019, as it has already been announced. It is hereby recorded the resignation of Officer Tom Gouvêa Gerth who left the Bank on December 31, 2019. It is also recorded that the other positions of the Executive Board remained unchanged. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), February 10, 2020. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Ana Lúcia de Mattos Barreto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Board members. ALEXSANDRO BROEDEL Group Executive Finance Director and Head Investor Relations Officer